

VIA FACSIMILE AND U.S. MAIL

August 4, 2009

Mr. Jeffrey D. Hoffman
President and Chief Executive Officer
Enable Holdings, Inc.
8725 W Higgins, Suite 900
Chicago, Illinois 60631

        Re: **Enable Holdings, Inc.**
                    Form 10-K for Fiscal Year Ended December 31, 2008
                    Filed April 10, 2009
                    Form 10-Q for Fiscal Quarter Ended March 31, 2009
                    File No. 0-50995

Dear Mr. Hoffman:

       We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Independent Auditors' Report, page 48

1. Please have your independent auditors revise the introductory paragraph to identify each of the financial statements audited and included in the filing. Refer to Auditing Standards Codification Section AU 508.08.

2. Please file the written consent of your auditors to the incorporation by reference of their report on the financial statements included in the filing in the registration statement on Form S-8 filed June 26, 2008 (Registration No. 333-151946) as required by Item 601(23) of Regulation S-K.

Financial Statements, page 49

Note 10. Bridge Loan, page 65

3. Please revise your disclosure regarding the use of an independent valuation company to clarify the nature and extent of the third party's involvement in determining the fair market value of the warrants issued in conjunction with the bridge loan. Explicitly state whether the fair value was determined by management with the assistance of the valuation firm, or whether you relied on the third party to determine the fair value. In the latter case, please tell us your consideration of whether you are required to name the independent valuation company and file a related consent in light of the incorporation by reference of Form 10-K into an effective registration statement on Form S-8. Refer to Item 601(b)(23) of Regulation S-K, Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Item 9A. Controls and Procedures, page 75

4. We note that you designed your disclosure controls and procedures to provide "reasonable assurance" that the controls and procedures will meet their objectives. As such, please revise your conclusion regarding the effectiveness of your disclosure controls and procedures to state, if true, that disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238.

Form 10-Q

Item 4. Controls and Procedures, page 24

5. Please revise your disclosure in the first paragraph to reflect the full definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Also make conforming revisions to your conclusion regarding the effectiveness of your disclosure controls and procedures. In addition, please revise to definitively state the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period.

Exhibits 31.1 and 31.2

6. Please revise to include the language regarding internal control over financial reporting that is required in paragraphs 4 and 4(b) of the certifications. Refer to Item 601(b)(31) of Regulation S-K.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief